SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                                 InterMune, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45885B 10 0
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                  (Name, Address and Telephone Number of Person
     ---------------------------------------------------------------------
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                 April 28, 2004
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?


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     This Amendment No. 2 amends the Schedule 13D, filed with the Securities and
Exchange Commission (the "SEC") on December 4, 2003, and as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on February 18, 2004
(collectively, the "Schedule 13D"), on behalf of Warburg, Pincus Equity
Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"). This Amendment No. 2 relates to the common stock, $0.001 par value per share (the "Common Stock"), of InterMune, Inc., a Delaware corporation (the "Company"). The holdings of Common Stock of WPEP in this Amendment No. 2 include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEP I"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEP II") and Warburg, Pincus
Netherlands Equity Partners III, C.V. ("WPNEP III" and, together with WPNEP I, WPNEP II and WPEP, the "Investors"). WP, WP LLC and the Investors are referred to herein as the "Group Members." Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 13D.

     The Group Members are making this single joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Group Member disclaims beneficial ownership of all of the shares of Common Stock, other than those reported as being owned by it.

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

     On April 28, 2004, the Group Members entered into a letter agreement with the Company (the "Standstill Agreement"), under which, for a period of three years from the date thereof (the "Standstill Period"), the Group Members agreed that none of them or any of their respective affiliates (as such term is defined in the Standstill Agreement) shall, without the prior written consent of the majority of the independent members of the Board of Directors of the Company (the "Board") who are not affiliated with the Group Members:


     o in any manner acquire, agree or seek to acquire, or make any proposal or offer (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) to acquire, whether directly or indirectly,

          (i)  any material assets of the Company or

          (ii) any Common Stock, voting equity securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities (including derivatives), other than acquisitions that would not, in the aggregate, result in the Group Members together with their respective affiliates beneficially owning (within the meaning of Rule 13d-3 under the Exchange Act) more than 19.9% of the Common Stock, as of the date of such acquisition;

     o propose to any person (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) or effect, seek to effect or enter into , whether alone or in concert with others, any merger, consolidation, acquisition, scheme, business combination or other extraordinary transaction in which the Company or any of its subsidiaries is a constituent corporation or party (a "Business Combination");

     o solicit proxies or shareholder consents or participate in any such solicitation for any purpose relating to the election or removal of directors of the Company or a Business Combination;

     o form, join. encourage, influence, advise or participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) with respect to the voting, ownership or control of any Common Stock (other than the group consisting of the current members of the Group Members);

     o seek to have the Company waive, amend or modify its Certificate of Incorporation, Bylaws or the Rights Agreement, dated as of July 17, 2001, between the Company and Mellon Investor Services LLC (the "Rights Agreement");

     o assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in connection with any of the foregoing; or

     o make, or take any action (including a request to waive or amend any provision of this agreement) that would cause the Company to make a public announcement regarding any intention of the Group Members or any of their respective affiliates to take an action which would be prohibited by any of the foregoing.

     Additionally, pursuant to the Standstill Agreement, the Company represented that its Board had taken all actions necessary to render inapplicable the provisions of Section 203 of the General Corporation Law of the State of Delaware ("Section 203"), solely as it related to the acquisition by the Group Members of beneficial ownership of up to 19.9% of the Common Stock (the "Waiver"); provided, however, such Waiver shall no longer be applicable if, subsequent to becoming an "interested stockholder" (as defined in Section 203), the Group Members no longer have beneficial ownership of 15% or more of the Common Stock as a result of any sale or disposition of beneficial ownership of Common Stock by the Group Members.

     Finally, during the Standstill Period, the Company has agreed that it shall not amend or modify the definition of "Acquiring Person" in the Rights Agreement, if, as a result of such amendment or modification, the Group Members would be deemed to be an "Acquiring Person" thereunder. During the Standstill Period, the Company has also agreed that it shall not adopt a new rights agreement or any agreement having substantially the same effect of the Rights Agreement if the Group Members would be considered an "Acquiring Person" (or would have the same or substantially similar effect of an "Acquiring Person" under the Rights Agreement).

     The summary of the terms of the Standstill Agreement, is qualified in its entirety by reference to the full text of the Agreement, which is filed as
Exhibit 1 to this Amendment No. 2 and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by adding the following paragraph:

     The summary in Item 4 of the terms of the Standstill Agreement is incorporated herein by reference. Because the foregoing summary does not purport to be a complete discussion of the Standstill Agreement, it is qualified in its entirety by reference to the full text of the Agreement, which is filed as
Exhibit 1 to this Amendment No. 2 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

     1. Letter Agreement, dated April 28, 2004, by and between the Company and the Group Members.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2004              WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                    By:   Warburg Pincus & Co.,
                                          General Partner

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------
                                          Name:  Scott A. Arenare
                                          Title:  Partner

Dated: April 29, 2004               WARBURG, PINCUS NETHERLANDS EQUITY
                                     PARTNERS I, C.V.

                                    By:   Warburg Pincus & Co.,
                                          General Partner

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------
                                          Name:  Scott A. Arenare
                                          Title:  Partner

Dated:  April 29, 2004              WARBURG, PINCUS NETHERLANDS EQUITY
                                     PARTNERS II, C.V.

                                    By:   Warburg Pincus & Co.,
                                          General Partner

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------
                                          Name:  Scott A. Arenare
                                          Title:  Partner

Dated:  April 29, 2004              WARBURG, PINCUS NETHERLANDS EQUITY
                                     PARTNERS III, C.V.

                                    By:   Warburg Pincus & Co.,
                                          General Partner

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------
                                          Name:  Scott A. Arenare
                                          Title:  Partner

Dated:  April 29, 2004              WARBURG PINCUS & CO.

                                    By:   /s/ Scott A. Arenare
                                          ------------------------------
                                          Name:  Scott A. Arenare
                                          Title:  Partner

Dated:  April 29, 2004              WARBURG PINCUS LLC

                                    By:   /s/ Scott A. Arenare
                                          ------------------------------
                                          Name:  Scott A. Arenare
                                          Title:   Managing Director


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